June 19, 2015

VIA HARD COPY AND EDGAR

Ms. Jennifer Monick
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Washington Prime Group Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Period Ended March 31, 2015
Filed May 7, 2015
Form 8-K/A
Filed March 17, 2015
File No. 001-36252

Dear Ms. Monick:

WP Glimcher Inc. (the "Company") is transmitting for filing the Company's responses to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated June 8, 2015 related to the filings listed above.

For convenience, each comment contained in your June 8, 2015 letter is reprinted below in italics, followed by the Company's response.

Form 10-K for the Year Ended December 31, 2014

Note 3. Summary of Significant Accounting Policies

Intangibles, page F-18

1.With respect to your below market lease intangibles, please tell us how you considered any fixed rate renewal options in your estimate of the remaining term of the underlying leases and your basis for your determination. Your response should address, but not necessarily be limited to, whether or not you use a threshold in your evaluation. To the extent you use thresholds, please tell us how you concluded that these thresholds are appropriate and tell us the potential impact to your financial statements, including the impact from the acquisition of Glimcher, if you were to conclude that all below market fixed rate renewal options would be exercised.

COMPANY RESPONSE:

For each lease assumed through the acquisition of a property, the Company applies Accounting Standards Codification ("ASC") 805-20-25-12 to determine whether the terms of the lease are favorable or unfavorable compared with the market terms of a lease for a similar property at the acquisition date. If the terms are favorable, an above market lease intangible asset is recorded, and if the terms are unfavorable, a below market lease liability is recorded. Because ASC 805-20-25-12 does not provide further guidance on how to arrive at the fair value of the above or below market lease intangible asset or liability, the Company refers to ASC 820 and ASC 840 for the appropriate valuation guidance. ASC 820 provides detailed guidance for using management’s judgment and other market participant consideration in assessing fair value when quoted prices are not available.

With respect to leases that are deemed to be below market, the Company considers fixed rate renewal options in its calculation of the fair value of resulting below market lease intangible liabilities and their remaining terms. Based on the Company's experience, tenants typically make renewal decisions based upon a variety of both quantitative and qualitative factors.

Per the Company's experience, contractual option rents that are only slightly below market may not sufficiently incentivize a tenant to exercise their option, due to factors such as the availability of newer buildings and location optimization, among others. Accordingly, the Company believes that a renewal option must qualify as a "bargain renewal option" (as defined below) with a renewal rate that is "sufficiently lower" than market rates in order for exercise to be "reasonably assured." ASC 840-10-20 defines a bargain renewal option as "a provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable that exercise of the option appears, at the inception of the lease, to be reasonably assured." The authoritative guidance included in ASC 840-10-20 does not provide quantitative thresholds to use in making an assessment of whether rental rates are “sufficiently lower” so that exercise is reasonably assured. Therefore, the Company is required to apply professional judgment in determining whether this "reasonably assured" test is met.

The Company has developed its policy (included in its "Purchase Accounting Allocation" policy) in an attempt to reflect what an active market participant would consider a “bargain renewal option." Based on the Company's market knowledge and extensive leasing and re-leasing experience, its research of policies of other real estate companies, and the methodologies utilized by third-party valuation experts, the Company has determined that generally an option should be considered “sufficiently lower” if it is at least 10% below projected market rates, depending on the amount of time until future option exercise date(s). Generally, the further into the future the option exercise date, the less likely the tenant is to exercise the renewal option and the higher the threshold to be applied. The Company believes that this methodology is in-line with how a market participant would consider such an option, and therefore the 10% quantitative threshold represents a starting point for the Company's analysis.

In addition, the Company evaluates each real estate lease acquired from a qualitative perspective to determine whether a renewal option is considered a bargain renewal option (i.e., reasonably assured of exercise) based on the facts and circumstances existing at the acquisition date. These factors include, but are not limited to, length of the in-place lease, the contractual ability of the tenant to sublease their space, financial performance of the property, financial performance of the individual tenant, the overall economic climate, and any other known facts or circumstances surrounding the tenant’s business operations.

In summary, based on the factors described above, the Company has determined that generally the exercise of a bargain renewal option is “reasonably assured” when the lease renewal rate is at least 10% below expected market rents (as discussed above) and certain qualitative factors are met. The Company has determined that, in general, renewal rates that are less than 10% below estimated market rents are not reasonably assured of exercise and do not constitute a bargain renewal, and therefore, the Company generally does not quantify the impact of such renewal options in its valuation models. Similarly, the Company has determined that, in general, renewal rates that are more than 10% below estimated market rents are reasonably assured of exercise, absent qualitative factors that would suggest otherwise, and therefore, the Company records the impact of such an option as a below market lease liability. For all below market leases with fixed option renewals (regardless of threshold), the Company also analyzes all of the qualitative factors discussed above in determining whether the recording of an intangible below market lease liability related to such an option is appropriate.

In response to your comment, the Company has quantified the potential impact to its financial statements if it concluded that all below market fixed rate renewal options would be exercised, without considering the "reasonably assured" test described above. For this quantification as of December 31, 2014, the Company evaluated its 2014 acquisitions that included the assumption of in-place leases, which represent approximately 76% of the below market lease liability balance recorded in the Company's consolidated financial statements at that date. Because essentially all of the extension options on below market leases were deemed bargain renewal options (i.e., in excess of the 10% threshold described above, taking into consideration qualitative factors), the Company included all of the extension options when valuing the below market lease liabilities and determining the amortization periods for the 2014 acquisitions. Therefore, there would be no material impact to below market lease liabilities and rental revenue, based on the analysis of 2014 acquisitions and extrapolation to the remaining prior year leases as of and for the year ended December 31, 2014.

The Glimcher purchase price allocation, including our evaluation of the fair value of acquired leases, is preliminary as of March 31, 2015, and the Company continues to analyze the various assumptions and estimates utilized in the analysis of the fair value of acquired leases. The following analysis considers the Company's current best estimate of the below market lease liability as compared to the potential liability balance if all below market renewal options were to be valued as part of that liability. For the quantification of the potential impact to the financial statements as of March 31, 2015, the Company evaluated its 2014 acquisitions (zero impact as noted above) and its first quarter 2015 acquisitions including its acquisition of 23 properties in the merger with Glimcher on January 15, 2015. Because some extension options on below market leases were not deemed bargain renewal options (i.e., below the 10% threshold described above, taking into consideration qualitative factors), the Company excluded them when valuing the below market lease liabilities and determining the amortization periods for the first quarter 2015 acquisitions. After including all such extension options, there would be an increase to below market lease liabilities of approximately $7.8 million, with a corresponding increase to other real estate assets, as of March 31, 2015. There would be no resulting material change to rental revenue (due to longer amortization periods) or depreciation expense for the three months ended March 31, 2015. There would also be no resulting material annual change to rental revenue (due to longer amortization periods) or depreciation expense. Therefore, if the Company assumed that all below market fixed rate renewal options would be exercised, the impact of this assumption would not be material to the financial statements. Moreover, the Company believes the methodology it has used in its historical financial statements to value and amortize its below market lease liabilities (including consideration of whether the exercise of the related extension options is "reasonably assured") is proper for the reasons presented above.

Form 10-Q for the Period Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 41

2.In future filings, please revise your reconciliation to identify the line item "FFO allocable to shareholders" as "FFO allocable to common shareholders." This comment also applies to your presentation in future earnings releases such as the release furnished as an exhibit to your Form 8-K filed May 7, 2015.

COMPANY RESPONSE:

In future filings, the Company will label the line item "FFO allocable to common shareholders" to more accurately describe the item.

3.    We note your adjustment for NOI from Glimcher properties prior to the Merger. Please revise future periodic filings to quantitatively and qualitatively disclose how you arrived at that adjustment. Your revision should include, but not necessarily be limited to, how you derived the related revenues and expenses, how you derived any adjustments to historical revenues and expenses, and your basis for any such adjustments. Please provide us with an example of your proposed disclosure.

COMPANY RESPONSE:

In future filings, the Company will more thoroughly describe the adjustment to NOI reflected by the line item "Add: NOI from Glimcher properties prior to the Merger," disclosing quantitatively and qualitatively how it arrived at the adjustment. The adjustment consists of the historical revenues and expenses from the 23 properties acquired in the Merger with no adjustments to the historical amounts. This adjustment is deemed necessary in order to provide comparability in the NOI calculations across all periods presented. An example of the Company's proposed disclosure, to be included in a footnote to the NOI table (renumbering other footnotes as needed), is as follows:

"(2) Represents an adjustment to add the historical NOI amounts from the 23 properties acquired in the Merger for periods prior to the January 15, 2015 Merger date. This adjustment is included to provide comparability across all periods presented."

Form 8-K/A Filed March 17, 2015

4.    We note you have accounted for the JV transaction in the pro forma financial information using the equity method of accounting. We further note that you will retain a 51% ownership interest in the joint venture, you will retain management and leasing responsibilities, and that major decisions require mutual consent of the joint venture partners. Please tell us how you determined it was not necessary to consolidate this entity. Your response should include, but not necessary be limited to, how you resolve disagreements involving major decisions.

COMPANY RESPONSE:

As disclosed in Note 2 to the audited financial statements in its Form 10-K for the year ended December 31, 2014 filed with the Commission on February 26, 2015, the Company's financial statements "reflect the consolidation of properties that are wholly owned or properties in which we own less than a 100% interest but that we control." Per Note 2, "we also consolidate a variable interest entity, or VIE, when we are determined to be the primary beneficiary."

In determining whether or not to consolidate the JV Properties (as defined in the above referenced Form 8-K/A), the Company first tested to determine if the JV Properties would qualify as VIE's. In reviewing this, the Company tested to determine whether the equity at risk was sufficient upon its sale on June 1, 2015 (the “Sale Date”) of the 49% economic interest in the JV Properties to O'Connor Mall Partners, L.P (“O’Connor”). The Company notes the following items:

A.As of the Sale Date, the JV Properties had total equity (fair value) of approximately $884.0 million which was in excess of 50% of the book value of the assets, and book value materially approximates fair value since the assets had been recorded at fair value in connection with the Glimcher acquisition on January 15, 2015.

B.The loans encumbering the JV Properties owned by the JV are non-recourse and do not require guarantees of financial performance.

Based upon the factors above and other considerations, the Company determined that the JV’s equity is sufficient to permit the entity to finance its activities without additional subordinated financial support.

With respect to ASC 810-10-15-14b and 14c, there are no provisions in the governing documents that would cause the equity holders as a group to lack any of the characteristics of a controlling financial interest.  That is, the equity holders as a group make all of the decisions and are exposed to all of the risks and rewards of ownership based upon the economic interest within the JV. Accordingly, the Company determined that the JV is not a VIE.

The Company then tested to determine which, if any, member effectively controlled the JV. As described below, ASC 810 -25-1 discusses when it is appropriate to consolidate an entity:

“Consolidation is appropriate if a reporting entity has a controlling financial interest in another entity and a specific scope exception does not apply (see Section 810-10-15). The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.”

The Company, as disclosed in Note 2 to the audited financial statements referenced above, determines that "control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other member or owner and the inability of any other member or owner to replace us." The following decision items, which include the Company's major criteria for determining control, are viewed as major decisions within the JV ("Major Decisions"):

•	The approval of debt refinancing related to the properties.

•	The approval of the sale of property.

•	The approval of the removal or replacement of a member.

•	The approval of the operating budgets, including general leasing parameters.

•	The approval of the capital expenditure budget.

•	The approval of the property marketing plans.

•	The approval of major leases or other leases outside of the general parameters.

All of these Major Decisions require the unanimous consent of both the Company and the O’Connor member.

Also as noted, the Company, through one of its subsidiaries, is responsible for the operational management and leasing of the JV Properties through separate agreements. However, in its capacity as manager, the Company is strictly executing upon the strategic direction and operating parameters previously approved by the JV members unanimously. Under the terms of the JV and related property management agreements, the property manager is not permitted to operate (e.g., allow the properties to incur operating or capital expenditures, enter into leasing arrangements, etc.) the properties outside of the terms of the previously approved budgets, marketing plans and leasing parameters, without obtaining the consent of each of the JV members.

The agreements that govern the JV (the “JV Agreements”) also provide a course of resolution for disagreements over Major Decisions, which requires both JV members, within set time frames, of a disagreement of a Major Decision, to negotiate in good faith. It further provides for escalating levels of management negotiations and extended timelines to negotiate in good faith. In the event no decision can be reached on certain operational Major Decisions, the JV Agreements provide for continued operation of the property or properties in accordance with the previous year’s budgets. This feature of the JV Agreements strongly encourages the JV members to negotiate and mutually resolve their disagreements over such Major Decisions, because continued operation under the previous year’s budget does not allow the property manager to adapt the operations of the properties to current market conditions, and thus provides an unsustainable approach to operating the properties in a manner that would allow the JV Properties to achieve their long-term strategic direction and maximize economic results. For non-operational Major Decisions, in the event an agreement cannot be reached, no action will be taken on a proposed Major Decision.

Therefore, since decisions over all of the criteria that the Company considers when determining whether financial control exists require unanimous consent with significant input from all JV members, the Company has concluded that joint control exists over the JV properties, precluding consolidation by the Company. The Company concluded, given its significant influence over the operations of the JV properties, that the equity method of accounting was the appropriate model to use within the pro forma financial information.

Additionally, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 614-887-5610.

Sincerely,

/s/ Mark E. Yale
Mark E. Yale
Executive Vice President and
Chief Financial Officer

cc: William Demarest